SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Superior Industries international, inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
868168105
(CUSIP Number)
Steven J. Borick 2707 Kipling Street Houston, Texas 77098
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
4/13/2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐. ⁮

CUSIP No. 251591103	SCHEDULE 13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Steven J. Borick
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100* (see Item 5)
	8	SHARED VOTING POWER 2,148,100 (see Item 5)
	9	SOLE DISPOSITIVE POWER 100* (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,148,100 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,148,200* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IND

CUSIP No. 251591103	SCHEDULE 13D	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS The Louis L. Borick Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 2,100,100 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,100,100 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,100 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 251591103	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	Security and Issuer

The class of securities to which this Schedule 13D/A relates is the common stock, no par value (the "Common Stock"), of Superior Industries International, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's World Office Headquarters is 24800 Denso Drive, Suite 225, Southfield, Michigan 48033.

Item 2.	Identity and Background.

This filing amends that certain Schedule 13D filed on June 7, 2012, as amended by that certain Schedule 13D Amendment No. 1 filed by the Reporting Persons on January 10, 2013 and that certain Schedule 13D Amendment No. 2 filed by the Reporting Persons on May 20, 2014 and that certain Schedule 13D Amendment No. 3 as filed by the Reporting Persons on July 18, 2014 and that certain Schedule 13D Amendment No. 4 as filed by the Reporting Persons on March 3, 2015 and that certain Schedule 13D Amendment No. 5 as filed by the Reporting Persons on April 23, 2015 and that certain Schedule 13D Amendment No. 6 as filed by the Reporting Persons on April 30, 2015 and that certain Schedule 13D Amendment No.7 as filed by the Reporting Persons on June 1,2015 and that certain Schedule 13D Amendment No. 8 as filed by the Reporting Persons on December 1, 2015 and that certain Schedule 13D Amendment No. 9 as filed by the Reporting persons on March 8, 2016. This Schedule 13D Amendment No. 10 (“Amendment No. 10”) is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

a.          Steven J. Borick is an investor. His business address is 2707 Kipling Street Houston, Texas 77098.

b.          The Louis L. Borick Foundation (the "Foundation") is a private Delaware foundation of which Mr. Borick is the president. Mr. Borick, Robert Borick and Linda Borick Davidson are the directors of the Foundation. The principal address of the Foundation is 2707 Kipling Street Houston, Texas 77098. Mr. Borick disclaims beneficial ownership of all shares owned by the Foundation.

c.          During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

d.          Mr. Borick is a citizen of the United States of America. The Foundation is a private foundation formed in Delaware.

Although this filing is being made jointly by the Reporting Persons pursuant to the Joint Filing Agreement filed herewith, each of the Reporting Persons expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, or otherwise.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

CUSIP No. 251591103	SCHEDULE 13D	Page 5 of 8 Pages

Item 4.	Purpose of Transaction.

Reporting sales.

Item 5.	Interest in Securities of the Issuer.

(a)           On March 4, 2016, there were 25,436,582 shares of Common Stock outstanding (based on Form 10-K filed by the issuer with the SEC on March 10, 2016).

(b)           Ownership of Common Stock by the Reporting Persons is as follows:

(i) Mr. Borick holds 100 shares of Common Stock. Mr. Borick has sole voting and dispositive power over the Common Stock. In addition, Mr. Borick may be deemed to have shared voting and dispositive power with respect to: (a) 8,000 shares of Common Stock held by the Blake Mills Davidson Trust, of which Mr. Borick is the sole trustee and (b) 40,000 shares of Common Stock held by the Liatis Foundation, of which Mr. Borick is the President and a member of the board of directors.

(ii) 2,100,100 shares of Common Stock are held by the Foundation. Mr. Borick shares voting and dispositive power over the Common Stock held by the Foundation with Robert Borick and Linda Borick Davidson but disclaims beneficial ownership of all Common Stock held by the Foundation.

The voting and dispositive power of the Reporting Persons is summarized below:

	Steven J. Borick	The Foundation
Sole Voting and Dispositive Power	100	0
Shared Voting and Dispositive Power	2,148,200	2,100,100

(c)           The following list sets forth all transactions in the Issuer’s Common Stock conducted by the Reporting Persons preceding the filing of Amendment No. 10:

On March 14, 2016, the Foundation sold 17,200 shares of Common Stock in market transactions at an average price of $22.12 per share.

On March 16, 2016, the Foundation sold 22,800 shares of Common Stock in market transactions at an average price of $22.19 per share.

On March 17, 2016, the Foundation sold 60,000 shares of Common Stock in market transactions at an average price of $22.24 per share.

On March 18, 2016, the Foundation sold 50,000 shares of Common Stock in market transactions at an average price of $22.35 per share.

On March 23, 2016, the Foundation sold 11,000 shares of Common Stock in market transactions at an average price of $22.26 per share.

CUSIP No. 251591103	SCHEDULE 13D	Page 6 of 8 Pages

On March 29, 2016, the Foundation sold 39,000 shares of Common Stock in market transactions at an average price of $22.52 per share.

On April 11, 2016, the Foundation sold 50,000 shares of Common Stock in market transactions at an average price of $21.95 per share.

On April 12, 2016, the Foundation sold 50,000 shares of Common Stock in market transactions at an average price of $22.34 per share.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 10, 2013, by and among Steven J. Borick, the Nita Borick Management Trust and the Louis L. Borick Foundation.

CUSIP No. 251591103	SCHEDULE 13D	Page 7 of 8 Pages

Signature

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2016

STEVEN J. BORICK

/s/ Steven J. Borick

LOUIS L. BORICK FOUNDATION

By:	/s/ Steven J. Borick
Steven J. Borick, President and Director